Exhibit 99.1
News Release
2015 Exploration Update
High Grade Step Out and Infill Drill Results from Fekola and Kiaka

Vancouver, January 20, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce an exploration update from several of its projects . All dollar figures are in United States dollars unless otherwise indicated. Highlights include extending Fekola 700 metres down plunge with drill results up to 4.77 g/t gold over 45.4 metres and a new zone found near Kiaka where drill results are up to 2.21 g/t gold over 106 metres.

Fekola Project, Mali Exploration in 2015 focused on the main open pit Fekola deposit, the extension of the main Fekola mineralization to depth outside the feasibility design pit and testing several regional grassroots targets.

Fekola Deeps: To date, 8 diamond drill holes, totalling 4,200 metres have been drilled in the Fekola Deeps Zone, a down plunge extension of the Fekola deposit that has been traced for over 700 metres below the limits of the feasibility pit boundary.

Recent drilling in the Fekola Deeps Zone indicates the strong down plunge continuity of the Fekola ore body to depths greater than 300 metres below surface.  The deposit remains open along strike to the north and down plunge. Highlights of the Fekola Deeps drilling to date include:

Hole ID	Section (N)	From	To	Length (m)	Au (g/t)
FKD_148*	1388240	421.30	454.30	33.00	2.90
incl.		440.30	446.30	6.00	7.97
FKD_179*	1388413	488.60	507.60	19.00	3.88
and		515.50	529.19	13.69	1.95
FKD_181	1388612	425.20	470.58	45.38	4.77
incl.		425.20	434.60	9.40	10.70
and		438.60	444.80	6.20	9.23
FKD_182	1388350	457.30	473.10	15.80	2.98
incl.		467.25	472.10	4.85	4.41
FKD_183	1388275	445.10	479.30	34.20	3.27
incl.		463.00	471.00	8.00	8.33
FKD_184	1388500	490.00	515.05	25.05	2.37
incl.		499.70	508.00	8.30	3.54
* (previously disclosed in B2Gold news release, June 11, 2015)
Note – true widths are approximately 70-80% of reported core lengths

Fekola Infill Drilling:
 In 2015, approximately 7,800 metres of infill diamond drilling were completed with the objective of increasing the percentage of indicated mineral resource within the proposed Fekola open pit. The infill drilling confirmed the continuity of grade and widths (as modelled) for the main ore zone and for the well mineralised hanging wall zones.

In addition to infill diamond drilling, 3,100 metres of reverse circulation drilling was completed on approximately 20 metre-spaced centres in the Stage 1 design open pit reserves at the south end of the proposed Fekola open pit. Overall, tight infill drilling confirms the grade, widths and continuity of gold mineralization as modelled in the January 24, 2015 resource model and disclosed in the June 11, 2015 news release announcing the results of the Optimized Feasibility Study. Highlights of the tight infill program include:

Hole ID	From	To	Length (m)	Gold (g/t)
FKCR_335	7.00	25.00	18.00	3.55
FKCR_336	23.00	35.00	12.00	3.87
FKCR_338	4.00	35.00	31.00	4.79
FKCR_340	29.00	52.00	23.00	4.77
and	7.00	22.00	15.00	3.79
FKCR_341	6.00	26.00	20.00	15.14
FKCR_342	11.00	49.00	38.00	6.60
FKCR_343	14.00	35.00	21.00	3.24
FKCR_348	19.00	42.00	23.00	9.35
FKCR_349	19.00	62.00	43.00	5.60
FKCR_350	13.00	64.00	51.00	3.38
FKCR_352	14.00	33.00	19.00	16.71
FKCR_353	19.00	78.00	59.00	5.48
FKCR_355	14.00	60.00	46.00	3.70
FKCR_357	46.00	70.00	24.00	2.76
FKCR_358	29.00	61.00	32.00	2.42
FKCR_359	34.00	90.00	56.00	4.42
FKCR_360	33.00	60.00	27.00	6.93
FKCR_361	50.00	77.00	27.00	4.87
FKCR_362	24.00	48.00	24.00	2.92
FKCR_363	32.00	61.00	29.00	5.22
FKCR_364	17.00	32.00	15.00	6.43
FKCR_365	42.00	65.00	23.00	7.70
FKCR_366	23.00	65.00	42.00	2.38
FKCR_368	27.00	48.00	21.00	7.29
FKCR_369	21.00	77.00	56.00	7.59
FKCR_370	51.00	90.00	39.00	2.69
and	14.00	45.00	31.00	4.23
FKCR_372	14.00	44.00	30.00	1.45
FKCR_373	53.00	75.00	22.00	2.24

Fekola Regional Exploration – Mali

As part of the 2015 Fekola regional exploration program, B2Gold undertook a combined auger, air core, reverse circulation and diamond drill programs on soil anomalies defined within approximately 20 kilometres of the proposed Fekola open pit. Multiple target areas were drill tested and follow up work for these areas is currently being prioritized. Results indicate there is very good potential to discover further zones of mineralization around the Fekola deposit.

Highlights of the program to date include:

Hole ID	From	To	Length (m)	Gold (g/t)
MSAC_046	27.00	48.00	21.00	2.80
MSAC_047	17.00	38.00	21.00	8.73
MSAC_052	26.00	46.00	20.00	3.21
MSRD_002	23.00	40.00	17.00	3.90
MSAC_058	18.00	51.00	33.00	1.49
MSAC_121	22.00	36.00	14.00	3.46
MSAC_131	29.00	35.00	6.00	12.21
MSAC_182	10.00	14.00	4.00	11.93
MSAC_183	4.00	22.00	18.00	3.26
MSAC_196	18.00	26.00	8.00	9.88
Note: Fekola and Fekola Regional intervals reported above are >1g/t gold over > 3 metres, based on a maximum of 3 metres internal waste. Insufficient drilling has been completed to determine true widths.

A total of 54,000 metres of diamond, reverse circulation, auger and air core drilling is planned in 2016 to follow up the regional targets in and around Fekola and to further test Fekola deeps.

Kiaka Regional Exploration, Burkina Faso

In 2015, Kiaka regional exploration was focused along a strand of the regionally significant Markoye fault corridor structure where an auger drilling program carried out in 2014 identified anomalous geochemical targets co-incident with prospective geological structures identified in the interpretation of airborne geophysics and geological mapping.  In 2015, 1,591 metres of diamond drilling and 3,870 metres of reverse circulation drilling were completed on this new prospect area. Studies are currently underway to determine whether this new prospect area contains sufficient mineral resources to supplement the Kiaka Gold Project, or if it constitutes a viable, standalone gold project.  A total of 13,000 metres of reverse circulation, diamond and air core drilling is planned in 2016. Highlights from the 2015 Kiaka Regional Exploration drilling program include:

Hole ID	From	To	Length (m)	Gold (g/t)
NKRC042	114.00	129.00	15.00	3.17
NKRC043	71.00	142.00	71.00	2.11
NKRC044	69.00	103.00	34.00	2.27
NKRC047	75.00	181.00	106.00	2.21
NKRC048	100.00	140.00	40.00	1.38
NKRC049	110.00	132.00	22.00	1.51
NKRC052	231.00	249.00	18.00	3.12
NKDD005	100.00	156.00	56.00	1.21
NKDD008	111.00	164.15	53.15	1.33
NKDD012	87.00	204.00	117.00	1.91
NKRC057	66.00	74.00	8.00	1.90
and	80.00	104.00	24.00	2.18
Note:  Kiaka Regional intervals reported above are >0.3 g/t Au, based on a maximum of 5 metres internal waste. True widths are estimated to be 80% of reported drill intervals.

The Kiaka project has an Indicated mineral resource of 124 million tonnes at an average grade of 0.99 g/t gold for 3.9 million ounces of gold and an additional 27.3 million tonnes at 0.93 g/t for 815,000 ounces of gold in the Inferred Category as disclosed in the NI 43-101 technical report entitled "An Updated Mineral Resource Estimate on the Kiaka Gold Project Burkina Faso" dated January 8, 2013.

Namibia Exploration Summary

Otjikoto and Namibia Regional

A total of 20,605 metres of diamond drilling was carried out in and near the Otjikoto deposit and Wolfshag zones at Otjikoto in 2015. An additional 1,453 metres of reverse circulation and 8,500 metres of rotary air blast (RAB) drilling was conducted on regional exploration targets.  The majority of the diamond drilling was focussed on the southern, deeper, portion of the Wolfshag zone to decrease the drill hole spacing in support of a Wolfshag resource model update and underground scoping study.  Exploration has confirmed a new zone of mineralisation, the Wolfshag East zone, 850 metres east of the Wolfshag zone.  The new zone was first identified with 2014 in soil geochemistry and follow-up RAB drilling. Diamond drilling highlights from the new zone include 5.54 g/t gold over 6.0 metres in hole WH15-216 and 6.81 g/t gold over 11.6 metres in hole WH15-223. These holes will be followed up in 2016 as part of a 29,000 metre core, reverse circulation and RAB drill program.

Ondundu JV - Namibia

B2Gold Namibia and Omatjete Mining Company, a 70% owned subsidiary of Forsys Metals, signed an earn-in joint venture agreement whereby B2Gold can earn in stages up to a 100% interest in the Ondundu project. The property is located approximately 190 kilometres south west of the Otjikoto Mine. The primary exploration target in EPL 3195 is the Ondundu Main Zone which has numerous shallow historic gold workings over a strike length of 2200 metres.

Previous exploration on the property included detailed surface mapping, sampling of old workings and diamond drilling. This work identified gold mineralisation in the Margarethental and Razorback target areas. The Margarethental target has thick zones of low grade gold mineralisation (e.g. ADD10 34 metres grading 0.7 g/t gold at a vertical depth of 100 metres and ADD13 69 metres grading 0.4 g/t gold at a vertical depth of 90m). The low grade zones have higher grade sections and four widely spaced holes over a length of 450 metres intersected possible higher grade shoots associated with the Margarethental syncline axial zone (e.g. OD2 18 metres grading 1.7 g/t gold from 133m). Twelve core drillholes (2,968 metres) were drilled at 25 metre centres on four widely spaced lines to test this zone in November/December 2015.

The Razorback target appears to have more typical slate belt type structurally controlled high grade quartz vein mineralisation associated with the Razorback antiform (e.g. ADD40 1.0 metres grading 10.8g/t gold at 188 metres downhole and ADD58 1.0 metres grading11.8g /t gold from 32 metres). A drill program to test the Razorback target area is planned to start in February 2016.

Masbate Mine, Philippines

The 2015 Masbate Exploration drill program comprised 12,254 metres of diamond drill core and reverse circulation drilling.

The objectives of the exploration drilling was to identify potential additional mineral resources to the mine and targeted six areas within trucking distance to the mine.

The Pajo area, located one kilometer north of the Colorado open pit with easy road access to the Masbate mill complex was a primary focus of exploration in 2015. Highlights from the exploration drilling include PHRC079 which intersected 11.0 metres true width grading 1.71 g/t gold, PHRC118 which intersected 9.20 metres true width grading 6.93 g/t gold, PHRC136 which intersected 21.08 metres true width grading 2.26 g/t gold and PHRC077 which intersected 14.50 metres true width grading 3.54 g/t gold.

The Montana SE zone is the southward extension of the Montana vein which is scheduled for production in 2017. Highlights from the 2015 exploration drilling include MONRC128 which intersected 19.20 metres true width grading 5.14 g/t gold including 3.01 metres true width grading 27.95 g/t gold, MONRC131 which intersected 6.34 metres true width grading 4.16 g/t gold, MONRC132 which intersected 17.14 metres true width grading 1.50 g/t gold and MONRC135 which intersected 11.51 metres true width grading 1.57 g/t gold.

Planned exploration in 2016 will consist of 18,000 metres of drilling to continue to test these new zones. At the same time an aggressive surface exploration program comprising geological target generation and follow up prospecting, geochemical sampling and trenching is also planned for 2016.

Hole ID	Target	From	To	Length (m)	True width (m)	Gold (g/t)	Gold Capped* (g/t)
PHRC079	Pajo West	73.00	89.80	16.80	11	1.71	1.71
PHRC118	Pajo Mid	29.50	40.00	10.50	9.2	6.93	2.40
PHRC136	Pajo Mid	3.80	38.80	35.00	21.08	2.26	1.52
PHRC077	Pajo Main	54.15	69.10	14.95	14.5	3.54	3.41
MONRC128	Montana SE	58.80	81.10	22.30	19.2	5.14	2.01
Incl.	Montana SE	64.30	67.80	3.50	3.01	27.95	7.96
MONRC131	Montana SE	66.40	74.10	7.70	6.34	4.16	3.67
MONRC132	Montana SE	17.90	35.30	17.40	17.14	1.50	1.50
MONRC135	Montana SE	7.20	19.90	12.70	11.51	1.57	1.57
LASD009	Luy A	30.20	40.20	10.00	8.56	4.80	4.80
LASD002	Luy A South	56.40	79.50	23.10	17.5	1.27	1.27
LASD004	Luy A South	159.95	168.35	8.40	8.2	6.38	1.57
*Drilling Results - All capped gold grades reported have been capped at 15 g/t gold.

Nicaragua Exploration Summary

Exploration in Nicaragua during 2015 was focused on discovering potential new gold mineral resources around the La Libertad and El Limon mines with 23,737 metres drilled. A total of 17,000 metres of drilling is planned on the La Libertad and El Limon projects in 2016.

El Limon diamond drilling in 2015 totaled 10,271 metres, focused mainly on Santa Pancha 1 (SP1), Atravesada, Veta Nueva and other targets, including Portal. The SP1 (Pozo #8) results were encouraging with highlights including LIM-15-3900 which intersected 5.60 metres grading 19.66 g/t gold, LIM-15-3918 which intersected  5.54 metres grading 25.50 g/t gold and LIM-15-3899 which intersected 10.0 metres grading 7.19 g/t gold. Portal North vein returned 4.65 metres grading 4.61 g/t gold in hole LIM-15-3911.

At La Libertad, 11,692 metres of diamond drill core were drilled in 2015. The primary focus in 2015 was evaluating the underground potential of the Jabali Antenna and Mojon vein systems as well testing the open pit potential on other regional targets such as Los Angeles -Mestiza structure and San Francisco.

Drilling at Jabali Antenna East returned high grade results with JB15-029 returning 8.24 metres grading 5.14 g/t gold, JB15-428 returning 3.57 metres grading 17.0 g/t gold and JB15-426 returning 4.55 metres grading 5.0 g/t gold.  At Los Angeles-Mestiza, a potential strike extension  of Los Angeles mineralization was identified in MZ 15-007 that intersected 8.2 metres grading 4.56 g/t. In addition, first-pass drilling on a new target near Mojon returned encouraging results with TP15-003 intersecting 16.0 metres grading 3.49 g/t gold (including 6.0 metres grading 5.52 g/t gold).

Finland Exploration Results

B2Gold has entered into an "earn in" joint venture with Aurion Resources Ltd. on their Kutuvuoma properties comprising Kutuvuoma, Ahvenjarvi, Piko-Mustavaara and Soretiavuoma located in Lapland Province, northern Finland. B2Gold can earn up to a 75% interest upon certain payments, share issuances and expenditures made in accordance with the terms of the agreement.

The Kutuvuoma properties are located 30 kilometres southeast of Agnico Eagle Mines Ltd.'s Kittila mine which produced 141,742 ounces of gold in 2014.

Highlights from the 2015 exploration season include trench sampling over 470 metres of strike length at the Kutuvuoma Zone that contained up to  8.84 g/t gold over 14.66m, 3.20 g/t gold over 10.92 metres and 5.30 g/t gold over 9.94 metres ( Aurion's sampling protocols did not include insertion of certified reference standards into their sample stream).

Trench	Metres	Gold g/t	Goldg/t Capped at 20 g/t
K1502	14.66	8.84	6.07
K1502	10.92	3.20	3.20
T2	9.94	5.30	3.51

An aggressive exploration program is planned for 2016 comprising surface geochemical sampling, prospecting, geological mapping and trenching to be followed by a small diamond drill program.

B2Gold's Quality Assurance/Quality Control

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core, reverse circulation, air core, RAB drilling and trenching sample strings. The results of the control samples are evaluated on a regular basis with batches re-analysed and/or resubmitted as needed.  All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols.  Tom Garagan, Senior Vice President Exploration, the Qualified Person as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and approved the contents of this news release.

West Africa

The primary laboratory for Fekola is SGS Laboratories in Bamako, Mali, where samples are prepared and analysed using 50g fire assay with atomic absorption finish and/or gravimetric finish.  Bureau Veritas, Abidjan, Cote d'Ivoire is the umpire laboratory.  The primary laboratory for Kiaka Regional Exploration is ALS Minerals Laboratories in Ouagadougou, Burkina Faso, where samples are prepared and analysed using 50g fire assay with atomic absorption finish and/or gravimetric finish.

Namibia

The primary laboratory for the Otjikoto and Ondundu Projects is ALS Minerals in Johannesburg, South Africa, and Vancouver, British Columbia, Canada, where samples are analysed by metallic screen fire assay with atomic absorption and/or gravimetric finish. Samples are prepared at ALS Minerals in Swakopmund, Namibia.  Bureau Veritas, Swakopmund, Namibia, serves as the umpire laboratory for check analysis.

Masbate

The primary laboratory for the Masbate gold project is the on site laboratory at the Masbate gold project where samples are analysed by fire assay with atomic absorption finish. All sample preparation is carried out at the SGS Exploration sample preparation facility on site at the Masbate gold project. ACME Labs, Vancouver, Canada, is the umpire laboratory.

Nicaragua

The primary laboratory for the La Libertad and El Limon projects is Bureau Veritas Laboratories in Vancouver, British Columbia, Canada, where samples are analysed by gold fire assay with atomic absorption finish.  Sample preparation is carried out at the La Libertad and El Limon mines sample preparation laboratories where they are dried, crushed and pulverized. ALS Minerals, Vancouver, Canada, is the umpire laboratory.

ON BEHALF OF B2GOLD CORP.

"Tom Garagan"

Senior Vice President of Exploration
For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean
 Vice President, Investor Relations
604-681-8371

For more information on B2Gold please visit our web site at www.b2gold.com  or contact:

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements with respect to future events or future performance, estimated future revenues, production estimates, anticipated operating, production and capital costs and statements regarding anticipated or planned exploration, development, construction, production, permitting and other activities on the Company's properties and the results thereof, including the potential addition of mineral resources at Kiaka, Wolfshag and Masbate and the projections included in existing technical reports and feasibility studies and geological models. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal and currency prices; risks and dangers inherent in exploration, development and mining activities; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; litigation risk; risks related to hedging activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; and community support for operations; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward -looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company''s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this news release regarding mineral properties was prepared in accordance with NI 43-101, which differs significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term "resources", which are not "reserves". Under U.S. standards, companies are not normally permitted to disclose mineralization that does not constitute "reserves". Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC's disclosure standards normally do not permit companies to disclose mineral resources in their filings with the SEC. In addition, the definitions of "reserves" and related terms under NI 43-101 and the SEC's Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Further, U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category, and investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. For the above reasons, information contained in this news release that describes the Company's mineral resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by companies that report in accordance with U.S. standards.

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